FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                17 December 2004

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):







                International Power completes the acquisition of

            Edison Mission Energy's International Generation Portfolio



(London - 17 December 2004) International Power is pleased to announce today the completion of the acquisition of the international generation portfolio of Edison Mission Energy (the "EME Portfolio"), in a 70:30 partnership with Mitsui & Co., Ltd of Japan, for a consideration of $2.0 billion (GBP1.04 billion). This follows the Extraordinary General Meeting on 25 November 2004, when shareholders voted overwhelmingly in favour of the transaction.



The completed acquisition includes all of the EME Portfolio, as detailed in the Shareholders' Circular dated 5 November 2004, except for CBK, a 396 MW (net) hydro scheme in the Philippines, Tri Energy, a 175 MW (net) gas fired plant in Thailand and Doga, a 144MW (net) gas fired plant in Turkey. As a result of this, and other completion adjustments principally related to working capital, the net cash consideration was reduced by $217 million (GBP113 million) from the expected net cash consideration of $2.2 billion (GBP1.15 billion) for the entire EME Portfolio. CBK, Tri Energy and Doga will be held under contract between International Power, Mitsui and EME with a view to completing the acquisition of these assets at a later date, subject to the satisfaction of certain conditions precedent.



On 30 July 2004, International Power announced that the acquisition would be partially funded by a senior secured bridge loan. This loan will now not be drawn, as it has been replaced with a structured eight-year term loan of $797 million (GBP415 million), provided by a group of relationship banks on more competitive terms.



Philip Cox, Chief Executive Officer of International Power, said, "We are delighted to have successfully completed the acquisition of EME's international generation portfolio, and now look forward to implementing our well advanced integration plans. We remain wholly focussed on delivering full value to International Power's shareholders from this significantly earnings enhancing acquisition."



A conversion rate of GBP1:US$1.92 has been applied in this announcement.



For further information please contact:


Media Contact:           Anthony Silverman -         Investor Contact:
Sara Richardson          Finsbury Group              Anna Hirst
+44 (0)20 7320 8619      +44 (0)20 7251 3801         +44 (0)20 7320 8788


Morgan Stanley:          Cazenove:
+44(0) 20 7425 5555      +44(0) 20 7588 2828
William Vereker          Nick Wiles
Alisdair Gayne           Piers Coombs
Alastair Cochran         Robert Constant
Philip Apostolides



About International Power

International Power plc is a leading independent electricity generating company with 15,219 MW (net) in operation and 1,649 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, Italy, Portugal, Spain, Turkey, Oman, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADR's), on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".







                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary